SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                          INT Media Group, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    460967102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Alan M. Meckler
--------------------------------------------------------------------------------
                          INT Media Group, Incorporated
                           23 Old Kings Highway South
                                Darien, CT 06820
                                  203-662-2800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                September 6, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 460967102                                            Page 2 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alan M. Meckler                                    I.D. ####-##-####
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                11,529,986
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    1,702,614
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     11,529,986
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,702,614
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,232,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            52.23%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends and restates the Schedule 13D filed on behalf of Alan M. Meckler, an individual ("Meckler"), on August 12, 1999 (the "Original
Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of INT Media Group, Incorporated (f/k/a internet.com Corporation), a Delaware corporation (the "Company").

Item 1. Security and Issuer.

     This Amendment No. 1 relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 23 Old Kings Highway South, Darien, CT 06820.

Item 2. Identity and Background.

     (a) This statement is filed by Alan M. Meckler ("Meckler"), the Chairman and Chief Executive Officer of the Company.

     (b) The business address of Meckler is 23 Old Kings Highway South, Darien, CT 06820.

     (c) Meckler presently serves as the Chairman and Chief Executive Officer of the Company.

     (d) Meckler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Meckler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Meckler is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Meckler used personal funds to purchase Common Stock of the Company for his own account. Each of the Children's Trusts, the Parent Trusts and the Foundation (each as defined in Item 4) used its own funds to purchase Common Stock of the Company. In addition, (i) the Foundation received 50,000 shares of Common Stock as a gift from Meckler, (ii) each of the four Children's Trusts received 5,000 shares of Common Stock as a gift from Meckler and (iii) one of the Parent Trusts received 50,200 shares of Common Stock upon the dissolution of a separate trust for the benefit of Meckler's father.

Item 4. Purpose of Transaction.

     On August 12, 1999, the Original Schedule 13D was filed which reported that Meckler beneficially owned 12,916,050 shares of Common Stock which represented approximately 55.37% of the shares of Common Stock then outstanding.

     From the period beginning August 13, 1999 up until the date hereof, Meckler purchased an aggregate of 127,150 shares of Common Stock on the open market. During this same period, Meckler transferred 50,000 shares of Common Stock to the Meckler Foundation Inc., a charitable foundation over which Meckler exercises investment control (the "Foundation"), and 5,000 shares of Common Stock to each of the Naomi A. Meckler Trust, the Catherine S. Meckler Trust, the Caroline J. Meckler Trust and the John M. Meckler Trust (trusts established for the benefit of Meckler's four children and collectively referred to herein as the "Children's Trusts"). As a result of these transactions, Meckler's direct ownership of Common Stock during this period increased from 11,472,836 shares to 11,529,986 shares, an increase of 57,150 shares (calculated as 127,150 shares acquired on the open market less 70,000 shares gifted).

     In addition to the transfers described above, Meckler's indirect ownership of Common Stock also increased during this period due to the following transactions: (i) the Children's Trusts collectively purchased 32,000 shares of Common Stock on the open market (for a total of 52,000 shares acquired); (ii) the Foundation purchased 7,100 shares of Common Stock (for a total of 57,100 shares acquired); (iii) Ellen Meckler (Meckler's spouse) purchased 88,100 shares of Common Stock and (iv) the Lillian Meckler Revocable Trust and the Herman L. Meckler Family Trust #1 (trusts established for the benefit of Meckler's mother and collectively referred to herein as the "Parent Trusts") acquired an aggregate of 69,200 shares of Common Stock and sold an aggregate of 7,000 shares of Common Stock. As a result of these transactions and the gifts to the Foundation and the Children's Trusts described above, Meckler's indirect ownership of Common Stock during this period increased from 1,443,214 shares to 1,702,614 shares, an increase of 259,400 shares.

     During this period, Meckler's direct and indirect ownership of shares of Common Stock increased from 12,916,050 to 13,232,600, a total increase of 316,550 shares. Despite this increase, Meckler's percentage ownership of the Company decreased from 55.37% to 52.23% due to issuances of shares of Common Stock by the Company.

     Meckler believed at the time of these acquisitions, and continues to believe, that the Company represents an attractive investment based on the Company's business prospects and strategy. Meckler may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. Meckler intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Meckler, general stock market and economic conditions, tax and estate planning considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of his investment in the Company.

     Except as set forth above, Meckler does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, Meckler beneficially owns 13,232,600 shares of Common Stock representing approximately 52.23% of the Common Stock outstanding (based on 25,333,077 shares outstanding as of November 12, 2001).

     (b) Meckler has the sole power to vote or direct the vote, to dispose or direct the disposition of 11,529,986 shares of Common Stock. The Children's Trusts collectively hold of record a total of 1,495,214 shares of Common Stock. The Parent Trusts collectively hold of record a total of 62,200 shares of Common Stock; the Foundation holds of record a total of 57,100 shares of Common Stock; and Meckler's spouse holds of record a total of 88,100 shares of Common Stock. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Children's Trusts, the Parent Trusts and the Foundation.

     (c) On September 6, 2001, Meckler purchased 30,000 shares of Common Stock on the open market. As a result of such purchase, Meckler had acquired in the aggregate, from the date of the filing of the Original Schedule 13D up until such date, an amount of shares in excess of 1% of the then outstanding shares of Common Stock of the Company. Annex A to this Schedule 13D sets forth each transaction in shares of the Company deemed beneficially owned by Meckler during the period beginning sixty days prior to September 6, 2001 and ending on the date hereof.

     (d) The Children's Trusts are trusts established for the benefit of Meckler's four children. The Children's Trusts collectively hold of record a total of 1,495,214 shares of Common Stock, with each trust holding of record approximately 1.47% of the outstanding Common Stock of the Company based on the 25,333,077 shares of Common Stock outstanding as of November 12, 2001. Meckler is trustee of each of the four Children's trusts and exercises investment control over each of them. The Parent Trusts are trusts established for the benefit of Alan's mother and collectively hold as of the date hereof 62,200 shares of Common Stock, an amount which represents less than 1% of the outstanding Common Stock of the Company as of such date. Meckler and Meckler's mother are co-trustees of the Parent Trusts. The Foundation and Meckler's spouse each have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of them. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Children's Trusts, the Parent Trusts and the Foundation.

     Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement on Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     Under the Company's 1999 Stock Incentive Plan, Meckler has been granted options to purchase 1,300,000 shares of Common Stock, of which 366,665 have vested and 933,335 are unvested as of the date hereof. The table below sets forth certain information with respect to such options. Each option grant expires five years after the date of issuance and vests evenly over a three year period from the grant date. Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

                          STOCK OPTIONS HELD BY MECKLER

Option Grant         Grant Date          Price          Vested         Unvested
------------         ----------          -----          ------         --------
200,000              06/25/1999         $15.40         133,333           66,667
100,000              09/07/1999         $14.75          66,666           33,334
300,000              04/17/2000         $13.50         100,000          200,000
200,000              12/07/2000          $6.41          66,666          133,334
130,000              05/04/2001          $3.73               -          130,000

165,000              05/24/2001          $2.85               -          165,000
205,000              09/24/2001          $0.97               -          205,000

--------------------------

Item 7. Material to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 6, 2002                 /s/ Alan M. Meckler
                                        ------------------------------
                                        Alan M. Meckler

                                     Annex A

                          TRANSACTIONS BY ALAN MECKLER
                          ----------------------------

                        SHARES                  SHARES                   PRICE
  DATE                 PURCHASED              TRANSFERRED              PER SHARE
--------               ---------              -----------              ---------
09/21/01                 1,000                                           $1.09
09/21/01                 5,000                                           $1.09
11/05/01                 5,000                                           $1.13
11/05/01                10,000                                           $1.14
11/05/01                 2,300                                           $1.10
11/06/01                 5,000                                           $1.10
12/10/01                                        20,000*                  $2.00**


                        TRANSACTIONS BY MECKLER'S SPOUSE
                        --------------------------------

                        SHARES                  SHARES                   PRICE
  DATE                 PURCHASED              TRANSFERRED              PER SHARE
--------               ---------              -----------              ---------
09/04/01                 8,000                                           $2.89
09/06/01                30,000                                           $2.58
09/17/01                 1,000                                           $1.90
09/18/01                15,300                                           $1.88


                         TRANSACTIONS BY THE FOUNDATION
                         ------------------------------

                        SHARES                  SHARES                   PRICE
  DATE                 PURCHASED              TRANSFERRED              PER SHARE
--------               ---------              -----------              ---------
11/09/01                 2,000                                           $1.25
11/12/01                   100                                           $1.25

                      TRANSACTIONS BY THE CHILDREN'S TRUSTS
                      -------------------------------------

                        SHARES                  SHARES                   PRICE
  DATE                 PURCHASED              TRANSFERRED              PER SHARE
--------               ---------              -----------              ---------
11/09/01                 8,000                                           $1.25
12/10/01               20,000*                                           $2.00**

------------------------

* On December 10, 2001, Meckler gifted 5,000 shares of Common Stock to each of the four Children's Trusts.

** Closing price of the Company's common stock on the date of transfer as reported on the Nasdaq National Market.

     There were no transactions by the Parent Trusts during the period beginning 60 days prior to September 6, 2001 and ending on the date hereof.